PROSPECTUS SUPPLEMENT NO. 22                Filed Pursuant to Rule 424(b)(3)
To the Prospectus dated January 24, 1997         Registration No.: 333-1926
As Supplemented to date

                                    10,719 Shares
                                          of
                               Class B Common Stock of
                             Doctors Health System, Inc.


    This Prospectus Supplement relates to the proposed acquisition (the "Acquisition") of certain assets and liabilities (the "Acquired Business") of Michael Dobridge, M.D., P.A., a Maryland corporation ("Medical Practice") by Doctors Health System, Inc., a Maryland corporation ("Doctors Health" or the "Company"), and Doctors Health Montgomery, LLC, a Maryland limited liability company ("Medical Group"). At the closing of the Acquisition, Doctors Health will issue 10,719 shares (the "Share Consideration") of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") and will pay $76,400.00 ("Cash Consideration") to the Medical Practice in accordance with the Practice Transfer Agreement described in this Prospectus Supplement.

    Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800. Medical Group's principal executive office is located at 10451 Mill Run Circle, 10th Floor, Owings Mills, Maryland, telephone number (410) 654-5800. Medical Practice's principal executive office is located at 13975 Connecticut Avenue, N.W., Silver Spring, Maryland 20906. The information presented in this Prospectus Supplement concerning Doctors Health and Medical Group has been provided by Doctors Health, and the information concerning Medical Practice has been provided by Medical Practice.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   _______________

    See "Risk Factors" on page S-3 for certain information that should be considered in connection with an investment in securities of Doctors Health.


            The date of this Prospectus Supplement is June 18, 1997.

                              SUMMARY OF TRANSACTION

    The following summary is qualified in its entirety by, and subject to the more detailed information and financial statements contained in this Prospectus Supplement and the Prospectus dated January 24, 1997, as supplemented to date by Prospectus Supplements No. 1, 2 and 14. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Prospectus. See the definitions set forth in the Glossary to the "Prospectus."

Parties to the Acquisition

    Doctors Health. Doctors Health is a Maryland corporation organized in 1994 to develop and consolidate individual and groups of internists, pediatricians and family practitioners, specialist physicians, hospitals and other health care providers into primary care-driven, comprehensive managed care health care delivery networks.

    Doctors Health Montgomery, LLC. Doctors Health Montgomery, LLC ("Medical Group") is a Maryland Limited Liability Company organized in 1996 to conduct medical practices in Montgomery County Maryland.

    Medical Practice. The Medical Practice is a Maryland corporation which conducts business through a Physician, office manager and nurse in Silver Spring, Maryland.

The Acquisition; Closing

    Pursuant to the Practice Transfer Agreement (the "Acquisition Agreement") between Medical Practice and Doctors Health, (i) Medical Practice shall transfer to Doctors Health all of its right, title and interest in and to certain assets of the Medical Practice pursuant to the Acquisition Agreement, subject to certain exclusions stated therein, (ii) Medical Practice shall transfer to Medical Group all right, title and interest in and to any assets used to provide laboratory services and other services ancillary to the Medical Practice, (iii) Doctors Health shall issue 10,719 shares of its Class B Common Stock (the "Share Consideration") to Dr. Michael Dobridge and (iv) Doctors Health shall pay $76,400.00 ("Cash Consideration") to Dr. Michael Dobridge, on the terms and subject to the conditions set forth in the Acquisition Agreement. A copy of the Acquisition Agreement is attached to this Prospectus Supplement as Annex A and is incorporated herein by reference.

    The Acquisition is to be consummated as soon as practicable after all approval and events required for the Acquisition have occurred and all conditions precedent to the Acquisition have been fulfilled or waived or on such other date on which Medical Practice and Doctors Health may agree (the "Closing Date"). It is expected that the Closing Date will occur on or about June 18, 1997.

Resale of Class B Common Stock

    The shares of Class B Common Stock offered to the Medical Practice by this Prospectus Supplement have been registered under the Securities Act.
The shares will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. In addition, under the Securities Act certain additional restrictions on transfer apply to resale of share of the Class B Common Stock received by "affiliates" of Doctors Health. There is no public market for the Class B Common Stock. See "Resale of Class B Common Stock."

                                     RISK FACTORS

Financial Performance of Medical Practice and Doctors Health

    Doctors Health negotiated the Share Consideration and Cash Consideration on the basis of the presence in Medical Practice in a desirable geographic market into which Doctors Health intends to expand. After the Closing Date, Doctors Health will recruit additional primary care physicians to Montgomery County, Maryland. There can be no assurance that after the Closing Date of the Acquisition, such recruitment will be successful, that Medical Practice's pre-Acquisition relationships with its patients will be beneficial to Doctors Health and Medical Group, that Doctors Health will be able to successfully develop an integrated health care delivery network in Montgomery County, Maryland, or that Doctors Health can successfully integrate Medical Practice into Global Capitated Contracts. See the sections in the Prospectus "Risk Factors -- Uncertainty of Strategy; Acquisition Risks," "-- Integration of Operations," and "-- Dependence of the Company on Core Medical Groups and IPAs."

    Doctors Health has a limited operating history and for the fiscal year ended June 30, 1996 and the nine months ended March 31, 1997, recorded a net loss of approximately $6.6 million and $10.3 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1997. There can be no assurance that after the Closing Date Doctors Health will earn operating profits.

Risk Factors set forth in the Prospectus dated January 24, 1997

    The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully.

        PROPOSED ACQUISITION OF MEDICAL PRACTICE BY DOCTORS HEALTH

    The following description of the Acquisition does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Representatives of Medical Practice are urged to read the Acquisition Agreement in its entirety.

General

    On the Closing Date of the Acquisition, (i) Medical Practice shall transfer to Doctors Health certain of its assets; (ii) Medical Practice shall transfer to Doctors Health Montgomery, LLC all right, title and interest in and to any assets used to provide laboratory services and other services ancillary to the Medical Practice, (iii) Doctors Health shall issue 10,719 shares (the "Share Consideration") of its Class B Common Stock to Dr. Michael Dobridge, and (iv) Doctors Health shall pay $73,887.50 ("Cash Consideration") to Dr. Michael Dobridge, on the terms and subject to the conditions set forth in the Acquisition Agreement.

Background of the Acquisition

    The health care industry is undergoing rapid evolution, including the consolidation of individual medical practices into larger medical groups and independent practice associations as well as radical changes in the way physicians are compensated for the delivery of medical services.

    In Baltimore, Maryland, Washington, D.C., Northern Virginia and surrounding regions, physicians have increasingly become affiliated with managed care and medical management companies such as Doctors Health which provide physicians with certain administrative, billing, bookkeeping and budgeting services. Companies such as Doctors Health also provide the physicians with access to Managed Care contracts and necessary tools to perform such contracts, including state of the art disease management protocols, care management, referral management and utilization review services. In this environment, Doctors Health has been entering into contractual and equity ownership relationships with primary care physicians, specialists and other health care providers in order to develop an Integrated Health Care Delivery System that focuses on managed care.

    Against this backdrop, Doctors Health and the Medical Practice independently reached the conclusion that developing alliances with additional provider groups and companies focusing on the efficient delivery of health care would enhance their abilities to respond to changing conditions in the health care industry.

Reasons for the Acquisition

    As part of its business strategy, Doctors Health seeks to negotiate Global Capitated Contracts by, among other things, providing Payors with established health care delivery networks capable of providing for the delivery of medical care to Enrollees of the HMO or other Payor. In order to accomplish this strategy, Doctors Health seeks to establish networks throughout the Baltimore and Washington metropolitan area, Northern Virginia and surrounding regions. For Doctors Health, Medical Practice represents an opportunity to implement its business plan in a market where it does not currently operate, and to earn revenues through inclusion of Medical Practice in Doctors Health's Managed Care contracts.

Approval by the Doctors Health Board

    For the reasons described below, the Doctors Health Board has approved the Acquisition.

    Doctors Health continuously analyzes potential acquisition candidates in Maryland, the District of Columbia and Virginia. The Doctors Health Board of Directors believes that the Acquisition is fair to and in the best interests of Doctors Health for the reasons described below. Accordingly, the Doctors Health Board of Directors has approved the Acquisition Agreement and the Acquisition.

    The Doctors Health Board of Directors consulted with Doctors Health management and legal counsel. It considered the following factors to be material to and in support of its final determination;

         (i) The Acquisition is expected to enable Doctors Health to take advantage of Medical Practice's existing goodwill, infrastructure and leadership in Montgomery County, Maryland market in order to establish an Integrated Health Care Delivery System in Montgomery County, Maryland. Such expansion of Doctors Health's existing network is expected to enhance Doctors Health's ability to win new Payor contracts and to attract additional Enrollees.

         (ii) The Acquisition and the efforts of Doctors Health to establish an Integrated Health Care Delivery System are expected to substantially increase Doctors Health's size in terms of revenues, profits, physicians and locations which is expected to enhance Doctors Health's reputation in the Mid-Atlantic region, making it easier to attract and retain new physicians and win new Payor contracts.

    In addition to the foregoing, the Doctors Health Board of Directors generally considered those matters discussed under "RISK FACTORS". The Board of Doctors Health concluded that the risks did not outweigh the advantages of the Acquisition and that the Acquisition was in the best interests of Doctors Health and its stockholders.

Accounting Treatment

    The Acquisition will be accounted for as a purchase transaction for financial reporting purposes under APB 16.

                              THE ACQUISITION AGREEMENT

    Set forth below is a summary of the material terms of the Acquisition Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached as Annex A to this Prospectus Supplement and is incorporated by reference herein.

General

    On the Closing Date of the Acquisition, (i) Medical Practice shall transfer to Doctors Health certain of its assets; (ii) Medical Practice shall transfer to Medical Group its right title and interest in and to any assets used to provide laboratory services and other services ancillary to the Medical Practice, (iii) Doctors Health shall issue 10,719 shares (the "Share Consideration") of its Class B Common Stock to the Physician, and (iv) Doctors Health shall pay $76,400.00 ("Cash Consideration") to the Physician, on the terms and subject to the conditions set forth in the Acquisition Agreement.

Representations and Warranties

    The Acquisition Agreement contains various representations and warranties by Doctors Health relating to, among other things (i) organization and corporate power and authority, (ii) authority to enter into and perform the Acquisition Agreement, and (iii) that the shares of the Class B Common Stock to be issued will be fully paid and nonassessable. The Acquisition Agreement contains various representations and warranties by Physician and the Medical Practice relating to, among other things, (i) ownership of the practice and title and condition to assets, (ii) compliance with agreements, (iii) compliance with laws, (iv) absence of litigation, (v) information as to contracts, (vi) information as to taxes, and (vii) information as to financial statements and accounts receivable.

Additional Covenants and Agreements

    Pursuant to the Acquisition Agreement, Medical Practice and Physician have agreed among other things (i) to provide to Medical Group or Doctors Health promptly with all information necessary to allow such parties to comply with applicable law, and (ii) to provide on the Closing Date an ASCII formatted file with patient demographics and accounts receivable. If Medical Practice does not have the capability to provide this information, Doctors Health will assist Medical Practice in converting such information to a format acceptable to Doctors Health. Pursuant to the Acquisition Agreement, each of the physicians practicing with the Medical Practice have agreed that if the employment agreement between such Physician and Medical Group (each, an "Employment Agreement") is terminated under certain circumstances provided for in the Employment Agreement, such physician agrees (a) to cooperate with Doctors Health, Medical Group and each stockholder of the Medical Group to organize a new corporation or other entity to provide primary medical care and related services, (b) to engage in the practice of medicine exclusively through such new primary care entity, and (c) to enter into an employment agreement with such new entity on terms substantially similar to the Employment Agreement and to use best efforts to cause such new entity to enter into an agreement with Doctors Health for the provision of assets, facilities and non-professional services, substantially similar to the Physician Services Organization Agreement between Doctors Health and Medical Group.

Employment Agreement

    At the Closing, the Physician shall enter into an Employment Agreement with Medical Group. See "BUSINESS - Development of Integrated Health Care Delivery System- Employment of Physicians by the Core Medical Group" in the Prospectus dated January 24, 1997 for a description of the material terms of the Employment Agreement.

Additions and Withdrawals of Physicians from Medical Group

    Under the terms of the Acquisition Agreement, Doctors Health shall have the exclusive authority (a) to negotiate the price and terms with respect to the acquisition from time to time of the medical practices of such additional physicians and such additional physician's employment by Medical Group or additional medical groups organized by Doctors Health, and (b) to negotiate the withdrawal of physicians from the Medical Group. In such connection, each physician practicing with Medical Practice irrevocably appoints Doctors Health and the Chairman of Medical Group (or their designee) as attorney-in-fact and agent to execute any documents required to provide for the admission or withdrawal of physicians as members of Medical Group and any other transaction related to acquisition of medical practices, and releases and agrees to indemnify and hold harmless Doctors Health and the Chairman of Medical Group and their directors, officers, employees or shareholders from any claims arising in connection with their performance of their duties in such connection.

Additional Agreements

    Pursuant to the Acquisition Agreement, Medical Practice and Doctors Health have made the following additional agreements:

    Access to Information. Medical Practice shall provide to Doctors Health and Medical Group and their respective accountants, counsel, financial advisors and other representatives reasonable access during normal business hours throughout the period prior to the earlier of the termination of the Acquisition Agreement or the Closing Date to all of their respective properties, books, contracts, commitments and records (including, but not limited to, tax returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the Commission in connection with the transactions contemplated by the Acquisition Agreement or which may have a material effect on their respective businesses, properties or personnel and (ii) such other information concerning their respective businesses, properties and personal as they shall reasonably request. The parties shall hold and shall use their reasonable best efforts to hold in strict confidence all confidential information obtained in the course of their respective investigations.

    In the event that the Acquisition Agreement is terminated in accordance with its terms, each party shall promptly return to the other all non-public written material provided pursuant to this section and shall not retain any copies, extracts or other reproduction in whole or in part of such written material.

                              BUSINESS OF DOCTORS HEALTH

    The business of Doctors Health is described in the Prospectus.

                             BUSINESS OF MEDICAL PRACTICE

    The Medical Practice conducts an internal medicine practice at 13975 Connecticut Avenue, #308, Silver Spring, Maryland 20906. The Medical Practice conducts its business through one physician, Dr. Michael Dobridge and an office staff.

                            RESALE OF CLASS B COMMON STOCK

    The shares of Class B Common Stock of Doctors Health offered by this Prospectus Supplement have been registered under the Securities Act, allowing persons or entities who are not "affiliates of Doctors Health or Medical Practice (as defined under the Securities Act, but generally including directors, certain executive offices, and 10% or more stockholders of Doctors Health or Medical Practice) to trade them freely and without restriction under the Securities Act except as limited by certain contractual restrictions set forth in the Stockholders Agreement or otherwise. Each person or entity who may be deemed an "affiliate" of Doctors Health will be subject to certain limitations imposed by the Securities Act, and the rules, regulations and releases promulgated thereunder, with respect to the sale or other disposition of the shares of Class B Common Stock to be received by the "affiliate" pursuant to the Acquisition. This Prospectus does not cover any resales of Class B Common Stock received by Affiliates of Medical Practice.

    In addition to the restrictions on resale that may be imposed on "affiliates" under the Securities Act, the share of Class B Common Stock of Doctors Health received by persons or entities (whether or not they are deemed to be "affiliates") pursuant to the Acquisition are and will be subject to the terms of Doctors Health's Stockholders Agreement (a cop of which is attached hereto as Annex B) which provides significant contractual restrictions on the resale of such Class B Common Stock until an initial public offering for cash of the Common Stock of Doctors Health or other event constituting a "change in control" of Doctors Health. The Stockholders Agreement provides that the signatories may sell and transfer the stock of the Company held by them only pursuant to such agreement. The Stockholders Agreement contemplated that Doctors Health may redeem shares of the Class B Common Stock upon an "Involuntary Transfer" resulting generally from the insolvency of a stockholder or upon divorce of an individual stockholder. "Voluntary Transfers" are permitted only after a stockholders offers its stock , upon the same terms and conditions contained in the offer it wishes to accept, to all other stockholders on the terms set forth in the Stockholders Agreement. Individual stockholders may in certain circumstances make estate planning transfers for the benefit of themselves or family members on certain conditions.

    Under the Stockholders Agreement, in the event of an "Involuntary Transfer" or the death or disability of a management Stockholder, the purchase of the stock and the transferring stockholder may agree on the purchase price of the stock to be sold in such event. If the parties cannot agree on a price, the price shall be the fair market value of the stock, as determined by a jointly selected appraiser, as of the last day of the calendar month immediately preceding the event giving rise to the purchase of the stock, in accordance with the procedures set forth in the Stockholders Agreement. in the event of a "Voluntary Transfer", the purchase price to be paid by the other stockholders or Doctors Health, if they exercise their options to purchase the stock, will be the price at which the stockholder proposes to transfer his stock to the proposed third party transferee.

                                    LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                     ATTACHMENTS

    Annex A - Practice Transfer Agreement

    Annex B - Stockholders Agreement (delivered to Medical Practice as Prospectus Supplement No. 2)

                                      APPENDIX A








                             PRACTICE TRANSFER AGREEMENT


                                    By and among

                           Doctors Health Montgomery, LLC,

                           Doctors Health System, Inc. and


                                 Dr. Michael Dobridge





                                    June 18, 1997

                             Practice Transfer Agreement

                                  Table of Contents


                                                        Page

Section 1          INTRODUCTION                           3

Section 2          TRANSFER OF MEDICAL PRACTICE;
                   PURCHASE PRICE                         3

Section 3          REPRESENTATIONS AND WARRANTIES
                   OF DOCTORS HEALTH                      4

Section 4          REPRESENTATIONS AND WARRANTIES
                   OF THE PHYSICIAN                       5

Section 5          ADDITIONAL COVENANTS AND
                   AGREEMENTS OF THE PHYSICIAN            7

Section 6          ADDITION AND WITHDRAWAL OF
                   PHYSICIANS                             7

Section 7          LITIGATION                             8

Section 8          MISCELLANEOUS                          8

                             PRACTICE TRANSFER AGREEMENT

         This Practice Transfer Agreement, dated as of the 18th day of June, 1997, (the "Closing Date") by and among Doctors Health Montgomery, LLC, a Maryland limited liability company (the "Medical Group"); Doctors Health System, Inc., a Maryland corporation ("Doctors Health"); and Dr. Michael Dobridge (the "Physician").

         The parties to this Agreement, intending to be legally bound, agree as follows:

    1. Purpose. The Physician has decided to transfer certain assets and liabilities of his medical practice (the "Medical Practice") to Doctors Health and the Medical Group and to engage in the practice of medicine exclusively through and with the Medical Group and as an employee of the Medical Group. Doctors Health and the Medical Group desire to acquire certain assets and liabilities of the Medical Practice, and the Medical Group wishes to admit the Physician as a member and to employ the Physician.

    2.   Transfer of the Medical Practice.

         2.1. Transfer of Assets. The Physician transfers to Doctors Health all of his or her right, title and interest in and to the Medical Practice, including all assets relating thereto (excluding assets used by the Physician to provide laboratory services and other services ancillary to his or her Medical Practice and excluding the accounts receivables of the Medical Practice outstanding on the Closing Date) as listed on Schedule 2.1(a). The Physician transfers to the Medical Group all of his or her right, title and interest in and to any assets used by the Physician to provide laboratory services and other services ancillary to his or her Medical Practice as set forth on Schedule 2.1(b). The assets listed on Schedules 2.1(a) and 2.1(b) are referred to in this Agreement as the "Assets."

         2.2. Assumption of Liabilities.

              (a) Doctors Health assumes the liabilities and obligations of the Physician listed on Schedule 2.2(a) to the extent that such liabilities and obligations relate to the conduct of the Medical Practice after the Closing Date. The Medical Group assumes the liabilities and obligations of the Physician listed on Schedule 2.2(b). Neither Doctors Health nor the Medical Group assume any other liabilities or obligations of the Physician except as listed on Schedules 2.2(a) and 2.2(b), respectively. The liabilities listed on Schedules 2.2(a) and 2.2(b) are referred to in this Agreement as the "Liabilities."

              (b) On the Closing Date, the Physician shall have paid all trade payables and other obligations or liabilities of the Medical Practice which have been incurred on or before the Closing Date and, in any event, the Physician shall be liable for all such trade payables without regard to when the Physician receives an invoice with respect to such medical practice obligations. Doctors Health does not assume any responsibility for payment of such medical practice obligations.

         2.3. Purchase Price.     As payment for the transfer of the Assets
to Doctors Health and the Medical Group, Doctors Health has delivered to the Physician the following (which shall constitute the "Purchase Price"):

       (a)  A check in the amount of $76,400.00; and

              (b) 10,719 shares of Class B Common Stock of Doctors Health (the "Shares").

         2.4. Closing Documents. The parties shall execute and deliver the following closing documents which shall be effective as of June 18, 1997:
(i) Employment Agreement between the Physician and the Medical Group (the "Employment Agreement"); (ii) Stockholders Agreement; (iii) Amendment to the Operating Agreement of the Medical Group admitting the physician as a member of the Medical Group; (iv) any other documents executed in connection with this Agreement (the "Closing Documents"). Doctors Health has delivered to the Physician a Prospectus dated January 24,1997 and certain Prospectus Supplements (Numbers 2, 3 and 14) prepared pursuant to Doctors Health's Registration Statement as defined below (collectively, the "Prospectus").

         2.5. Employees.     Effective on the date hereof, the Physician's
non-physician employees listed on Schedule 2.5 shall become employees of Doctors Health or the Medical Group, as specified in such Schedule.

    3. Representations and Warranties of Doctors Health. Doctors Health represents and warrants to the Physician as of the Closing Date as follows:

         3.1. Organization and Power. Doctors Health is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the State of Maryland. Doctors Health has full power and authority (corporate and other) to own and hold its properties and to conduct its business as currently conducted.

         3.2. Authorization of Agreement. The execution, delivery and performance of this Agreement and the other Closing Documents to which it is a party have been duly and validly authorized by Doctors Health and executed on behalf of Doctors Health, and no other proceedings are necessary to authorize this Agreement.

         3.3. Class B Common Stock. The Board of Directors of Doctors Health has authorized the issuance of the Shares to the physician, and upon issuance to the Physician of the Shares, the Shares shall constitute fully paid and nonassessable shares of the Class B Common Stock of Doctors Health.

         3.4. Registration Statement. The Shares have been registered pursuant to the Securities Act of 1933 pursuant to a registration statement, which includes a Prospectus and any Prospectus Supplements, covering the issuance of shares of Class B Common Stock of Doctors Health (the "Registration Statement"). The Registration Statement is in effect and there are no stop orders issued by federal or state authorities with respect to the issuance of securities pursuant to the Registration Statement. The Registration Statement (i) complies as to form in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission and
(ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement contained therein, in light of the circumstances under which they were or will be made, not misleading.

    4. Representations and Warranties of the Physician. The Physician hereby represents and warrants to the other parties hereto as of the Closing Date as follows:

         4.1. Ownership of Practice; Title to and Condition of Assets.
Except as listed on Schedule 4.1, the Physician owns and has good and marketable title to all of the assets, rights, franchises and privileges used or usable in his or her Medical Practice, free and clear of all liens or encumbrances of any kind. The Assets are in good operating condition and repair, ordinary wear and tear excepted. The Physician does not hold fee title to any real property related to the Medical Practice.

         4.2. No Conflicts. The execution, delivery and performance by the Physician of this Agreement and the other Closing Documents to which he is a party do not conflict with or violate any contract or agreement to which the Physician is subject.

         4.3. Compliance With Laws. The Physician is not in violation of any order, writ, decree, or judgment of any court, or governmental or regulatory body which violation would (i) affect the legality, validity or enforceability of this Agreement or any other Closing Documents or (ii) have a material adverse effect on the Assets or the Physician's Medical Practice.

         4.4. Litigation. There are no lawsuits, proceedings or investigations pending or threatened against the Physician or the Physician's Medical Practice.

         4.5. Contracts. Schedule 4.5 is a true and complete list of all material contracts or agreements of the Physician related to the Medical Practice (the "Contracts"). All of the Contracts are in full force and effect, and there exists no default under any such Contract. There are no written or oral binding "side agreements" with any Person whereby the Physician has agreed to do any material act or thing beyond the requirements of the Contracts.

         4.6. Taxes. The Physician has duly filed all Medical Practice and personal federal, state and local tax returns, declarations or statements which are required to be filed for all periods up to and through the Closing Date and paid all taxes due.

         4.7. Financial Statements;. Attached as Schedule 4.7 is a true and complete copy of an internally prepared or audited accrual basis financial statement of the Medical Practice dated as of [a date not more than thirty days prior to the Closing Date]. Such financial statements fairly and accurately present the assets, liabilities and results of operations of the Medical Practice and there are no undisclosed liabilities or obligations (contingent or accrued) that are not reflected on such financial statements or set forth on Schedule 4.7.


    4.8 Receipt of Prospectus. The Physician acknowledges that he has received the Prospectus.

    5.   Additional Covenants and Agreements of the Physician.

      5.1. Information. The Physician agrees to provide to the Medical Group or to Doctors Health promptly upon request all information necessary to allow the Medical Group or Doctors Health to comply with applicable law, including, without limitation, information relating to employees of the Physicians and employee benefits provided by the Physician to such employees. On the Closing Date, the Physician has provided Doctors Health an ASCII-formatted file with patient demographics and an ASCII-formatted file with demographics and accounts receivable. If the Physician does not have the capability of providing this information, Doctors Health will assist the Physician in converting such information to a format acceptable to Doctor Health as soon as practicable.

         5.2. Reformation of Group Practice. If the Employment Agreement between the Physician and the Medical Group is terminated on the basis of
Section 4.7 of the Employment Agreement or otherwise as a result of the Insolvency (as that term is defined in Section 4.7 of the Employment Agreement) of the Medical Group, the Physician agrees to (a) cooperate with Doctors Health, the Medical Group and each other Member of the Medical Group to organize a new corporation, partnership or limited liability company to provide primary medical care and related services and (b) to engage in the practice of medicine exclusively through such new primary care entity. The Physician will enter into an employment agreement with such new entity on terms substantially similar to the terms of the Employment Agreement and will use his or her best efforts to cause such new entity to enter into an agreement with Doctors

Health for the provision of assets, facilities and non-professional services, including management services, on terms, including provisions for Management Fees, substantially similar to the terms of the Physician Services Organization Agreement between Doctors Health and the Medical Group.

    6. Addition and Withdrawal of Physicians. Doctors Health shall have exclusive authority to (a) negotiate the price and terms with respect to the acquisition from time to time of the medical practices of additional physicians and such physicians' employment by the Medical Group or other Medical Groups organized by Doctors Health, and (b) negotiate the withdrawal of physicians from the Medical Group. Each party agrees to use its best efforts to permit the addition and withdrawal of physicians as members of the Medical Group.

         6.1. Appointment as Agent; Specific Performance; Release. The Physician irrevocably appoints Doctors Health and the Chairman of the Medical Group (or their designees) as his attorney in fact and agent to carry out the provisions of this Section 6, to execute any document required to provide for the admission or withdrawal of physicians as members of the Medical Group, and any other transaction related to acquisition of medical practices. The parties agree that such appointment is coupled with an interest. The Physician releases and agrees to indemnify and hold harmless Doctors Health and the Chairman of the Medical Group and their directors, officers, employees or shareholders from any claims arising in connection with the performance of their duties under this Section 6.

         6.2. Acquisitions and Withdrawals Other Than Through The Medical Group. If Doctors Health decides to acquire physician practices or services through one or more additional medical groups or other entities and not through the Medical Group, the foregoing provisions of this Section 6 shall apply with appropriate modifications to reflect the substitution of such additional medical groups or other entities.

    7. Litigation. The parties hereby submit to the jurisdiction and venue of the courts of the State of Maryland. NO PARTY SHALL ELECT A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

    8.   Miscellaneous.

         8.1. Notices. Any notices given with respect to this Agreement shall be deemed given on the date of delivery if in writing and delivered or mailed by registered or certified mail, postage prepaid, return receipt requested, reliable overnight courier service, hand delivery or other delivery service providing written evidence of delivery. When giving any notices hereunder, the addresses shall be as follows:

If to Doctors Health or the Medical
   Group:

    Doctors Health System, Inc.
    10451 Mill Run Circle
    10th Floor
    Owings Mills, Maryland 21117
    Attention:  Legal Services
               Department


If to the Physician:

    Dr. Michael Dobridge
    13975 Connecticut Ave., #308

    Silver Spring, MD 20906


         8.2 Entire Agreement. This Agreement and the other Closing Documents contain the entire understanding among the parties with respect to the subject matters contained in this Agreement and supersede any prior understanding and agreements between or among them respecting such subject matters.

         8.3 Severability. If any provision of this Agreement, or the application thereof to any person or circumstances shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

         8.4 Assignment. No party to this Agreement shall have any right to transfer, convey or assign its rights or obligations under this Agreement to any person or entity, except that Doctors Health may make such transfer conveyances or assignments to any of its affiliates. Each party to this Agreement reserves the right to change its name to any other name that it believes desirable or appropriate to the operation of its business or otherwise.

         8.5 Additional Documents And Acts. Each party agrees to execute and deliver such additional documents and instruments (including a stockholders agreement with each other Doctors Health stockholder) and to perform such additional acts as may be reasonably necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement, and the transactions contemplated by this Agreement.

         8.6 Interpretation. This Agreement shall be governed by the laws of the State of Maryland, without regard to principles of conflicts of laws.

         8.7 Amendment. This Agreement, including the Exhibits, Appendices and Schedules hereto, may not be amended, altered or modified except by instrument in writing executed by each party hereto, including through its duly authorized attorney-in-fact.

         8.8 Survival. All warranties, representations, covenants, undertakings and indemnifications of each party contained herein shall survive closing and the execution and delivery of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as an instrument under seal as of the day and year first above written.

ATTEST/WITNESS:              DOCTORS HEALTH MONTGOMERY,
                                 LLC


_______________________      By:__________________________ (SEAL)
                                  Jeffrey P. Indrisano, M.D.
                                  By: Thomas F. Mapp, Attorney-in-
                                  Fact for Jeffrey P. Indrisano



ATTEST:                      DOCTORS HEALTH SYSTEM, INC.

_________________________    By:________________________(SEAL)
                                  Stewart B. Gold, President


WITNESS:                     PHYSICIAN



__________________________   __________________________(SEAL)
                                 Dr. Michael Dobridge

                                   SCHEDULE 2.1(a)

                                        ASSETS

                                    SCHEDULE 2.1(b)

                          ASSETS USED TO PROVIDE LABORATORY
                            AND OTHER ANCILLARY SERVICES

                                     SCHEDULE 2.2(a)

                                     LIABILITIES

                                       SCHEDULE 2.2(b)

       LIABILITIES ASSOCIATED WITH ASSETS USED TO PROVIDE LABORATORY AND OTHER
                                    ANCILLARY SERVICES

                                      SCHEDULE 2.5

                                      EMPLOYEES

Medical Group:

Doctors Health:

                                     SCHEDULE 4.1

                                OWNERSHIP OF PRACTICE

                                     SCHEDULE 4.5

                                      CONTRACTS

                                       SCHEDULE 4.7

                                    FINANCIAL STATEMENTS